Darren K. DeStefano

+1 703 456 8034

ddestefano@cooley.com

August 12, 2015

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Craig D. Wilson, Sr. Asst. Chief Accountant
Ms. Megan Akst, Senior Staff Accountant
Ms. Melissa Kindelan, Senior Staff Accountant

RE:	BroadSoft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-34777

Dear Mr. Wilson:

On behalf of BroadSoft, Inc. (the “Company”), we are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 30, 2015 with respect to the above-referenced filing (the “Comment”). Set forth below is the Company’s response to the Comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation, page 71

1.	We note your response to prior comment 2. Please clarify whether you intend to only use peer group volatility in determining expected volatility until the company has been publically traded for ten years. If so, then tell us how that approach complies with ASC 718-10-55-37 and SAB Topic 14.D.1.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 12, 2015

Page Two

Response to Comment 1:

As noted in our response dated July 22, 2015, the Company continually evaluates the methodology used to determine expected volatility and the appropriate composition of the list of comparable public companies.

As of July 1, 2015, the Company had approximately five years of actual data related to the volatility of its common stock. As discussed, the Company believes the volatility of its common stock during the first two years after its initial public offering in June 2010 (“IPO”) is not indicative of expected volatility in the future, since the Company believes that its common stock experienced unusually high volatility during that period compared to its peers. Excluding those two years, three full years of historical volatility data with respect to the Company’s common stock existed at July 1, 2015, which represents approximately one-third of the contractual term of a Company option, and which the Company believes is indicative of future volatility. As a result, the Company will update the methodology it uses to value its options effective July 1, 2015. Specifically, the Company will use a blended volatility that includes volatility data of the Company’s common stock (for the periods Company volatility data is available, excluding the first two years after the IPO) and peer group volatility (for the periods when Company volatility data is not available or used for the reasons set forth above). This will result in the Company’s own volatility forming a larger percentage of the data used in determining the expected volatility in future periods.

The Company will continue to annually evaluate the methodology used to determine expected volatility, the appropriate composition of the list of comparable public companies and the occurrence of any future significant events that may impair the Company’s then ability to use its own volatility measure.

* * *

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Derek Colla of Cooley LLP, at (202) 842-7849.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	James A. Tholen, BroadSoft, Inc.

Mary Ellen Seravalli, BroadSoft, Inc.

Derek Colla, Cooley LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM